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18006291

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Processing Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
8-42532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProFinance Associates, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2877 Historic Decatur Road, Suite 200
(No. and Street)

San Diego	CA	92106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicolette Denney 760-815-1817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Boulevard, Suite 100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael B. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProFinance Associates, Inc, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF San Diego
Subscribed and sworn to (or affirmed) before me on this 24 day of February 20 18 by Michael B. Jones
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public (Signature of Notary)

Signature

President
Title

GARY MCCANN
COMM. #2083725
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Commission Expires Oct.19, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRYANT A. GAUDETTE, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
ProFinance Associates, Inc.
2877 Historic Decatur Road Suite 200
San Diego CA 92106

Opinion on The Financial Statements

We have audited the accompanying financial statements of ProFinance Associates, Inc. (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as the Company's auditor since December 31, 2017.

Katy, TX 77450

February 28, 2018

ProFinance Associates, Inc.
Statement of Financial Condition
December 31, 2017

Assets

Current Assets	
Cash	$ 223,428
Other receivable	451
Total Current Assets	223,879
Other Assets	
Deposit	3,872
Total Other Assets	3,872
Total Assets	$ 227,751

Liabilities and Stockholder's Equity

Current Liabilities	
Accounts payable and accrued expenses	$ 12,253
Total Current Liabilities	12,253
Stockholder's Equity	
Common stock, no par value, authorized 2,500 shares, 1,000 shares issued and outstanding	10,000
Additional paid in capital	124,750
Accumulated income	80,748
Total Stockholder's Equity	215,498
Total Liabilities and Stockholder's Equity	$ 227,751

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statement of Income
For the Year Ended December 31, 2017

Revenue	
Consulting and financing fees	$ 532,800
Total Revenue	532,800
Expense	
Dues and subscriptions	2,149
Insurance	1,270
Professional services	28,089
Regulatory fees	2,749
Rent	40,392
Salaries, payroll taxes and benefits	235,875
Travel expenses	3,201
Utilities	13,189
Other expenses	16,332
Total Expenses	343,246
Income Before Provision for Income Taxes	189,554
Income tax provision	2,778
Net income	$ 186,776

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash used in operating activities:	
Net income	$ 186,776
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease (Increase) in other receivable	140
Decrease (Increase) in prepaid	548
(Decrease) Increase in accounts payable	7,887
Total Adjustments	8,575
Net cash used in operations	195,351
Cash flows from investing activities:	
Purchase of fixed assets	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Stockholder's distribution	-
Stockholder's contribution	10,000
Net cash used in financing activities	10,000
Net change in cash	205,351
Cash at beginning of period	18,077
Cash at end of period	$ 223,428
Supplemental cash flow disclosures:	
Income tax payments	$ 2,778

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

Common Stock	
Balance at beginning of year	$ 10,000
Balance at end of year	10,000
Additional paid in capital	
Balance at beginning of year	114,750
Contributions	10,000
Balance at end of year	124,750
Retained earnings (accumulated deficit)	
Balance at beginning of year	(106,028)
Net Income	186,776
Balance at end of year	80,748
Total Stockholder's Equity	$ 215,498

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Notes to Financial Statements
December 31, 2017

Note A Organization:

ProFinance Associates, Inc. (Company) was incorporated in the state of New Jersey in August 1985. The Company acts as specialized investment bankers for the defense/electronic security and maritime industries and for various service businesses throughout the United States and abroad, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The basic services of the Company are to assist in arranging financing for client companies and to identify and assist in negotiating merger and acquisition transactions. The Company does not carry customer accounts or handle customer securities.

Note B Summary of Significant Accounting Policies:

Revenue and Expense Recognition:

Revenues are generally recognized by the Company only upon the close of a transaction and when collectability is reasonably assured. Whether or not a transaction closes, the Company is generally entitled to a reimbursement of out-of-pocket expenses.

Expenses are recognized under the accrual method of accounting.

Cash and Cash Equivalents:

For purposes of the statement of financial condition and cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances may have exceeded the FDIC insured levels at various times during the year. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Note B Summary of Significant Accounting Policies: (continued)

Fair Value of Financial Instruments:

For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

As of December 31, 2017, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Income Taxes:

The Company adopted the provisions of Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109" (ASC 740). ASC 740 prescribes a new threshold for determining when an income tax benefit can be recognized, which is a higher threshold than the one imposed for claiming deductions on income tax returns. The adoption of ASC 740 did not have any impact on the Company's financial statements. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax provisions, if any, as part of the income tax provision.

Note B Summary of Significant Accounting Policies: Income Taxes: (continued)

At December 31, 2017, the Company had not taken any significant uncertain tax positions on its tax returns for 2017 and prior years or in computing its tax provision for 2017. The firm has an accrued liability expense of estimated taxes of $2,078.

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal tax purposes. At December 31, 2017 the Company made an appropriate state income tax provision for minimum state tax of $800.

Note C Cash:

The Company maintains its cash balances at a bank located in San Diego, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000. As of December 31, 2017, there were no uninsured cash balances.

Note D Net Capital Requirement:

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c-3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital requirements of $5,000 and net capital of approximately $211,175.

Note E Leases:

The Company leases an office under a non-cancelable operating lease. The lease expires February 2020. Rent expense for year ended December 31, 2017 was $40,392. The future minimum lease obligation resulting from the agreement is as follows:

Fiscal Year ending	December 31, 2018	$57,389
	December 31, 2019	$58,536
	December 31, 2020	$ 9,984

Note F Related Party Transaction and Commitments:

Michael B. Jones owns 100% of ProFinance Associates, Inc. He also owns 100% of SeaPro, LLC, who owned the building 2877 Historic Decatur, San Diego, CA 92106 until its sale on April 12, 2017. The office building was sold to Help U Buy, LLC with whom ProFinance entered into an agreement to lease the office space of Suite 200. The new lease commitments for months February, March and April and including the deposit were reduced in the closing sale proceeds of the building. Rental payments began May 5, 2017.

Note G Customer Protection Rule Exemption:

The Company relied on Section K(2)(i) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note H Subsequent Event:

The Company has evaluated subsequent events through January 30, 2018, the date on which the financial statements were available to be issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

ProFinance Associates, Inc.
Computation of Net Capital Under SEC Rule 15c3-1
Schedule I

Equity - End of Year	$ 215,498
Less Non Allowable Assets	
Receivable	-
Other Receivable	451
Deposit and Prepaid Expense	3,872
Total Non Allowable Assets	4,323
Net capital before haircuts	211,175
(Increase) Decrease in Hair Cuts or Undue Concentration	-
Net Capital	$ 211,175
Total Liabilities	12,253
Aggregated Indebtedness	12,253
Net Capital Required	5,000
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	817
Minimum Dollar Requirement	5,000
Net Capital Requirement (greater of the two)	5,000
Excess Net Capital	$ 206,175

The Computation of net capital as reported in the unaudited Part II agrees with the audited net capital above.

Reconciliation of Net Capital Computation with Focus Report

Net Capital Per Focus II Report	$ 211,175
Increase (Decrease) in income due to audit adjustments	-
Net Capital	$ 211,175

The accompanying notes are an integral part of these financial statements

ProFinance Associates, Inc.
Schedule II – Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 (Exemption)
As of December 31, 2017

A computation of reserve requirement is not applicable to ProFinance Associates, Inc. as the Company qualifies for exemption under SEC Rule 15c3-3 (k)(2)(i).

The accompanying notes are an integral part of these financial statements

ProFinance Associates, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under SEC Rule 15c3-3 (Exemption)
As of December 31, 2017

Information relating to possession or control requirements is not applicable to ProFinance Associates, Inc. as the Company qualifies for exemption under SEC Rule 15c3-3 (k)(2)(i).

Bryant A. Gaudette, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(i)

Michael Bruce Jones
ProFinance Associates, Inc.
2877 Historic Decatur
Road Suite 200
San Diego, CA 92106

Dear Michael Bruce Jones:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which ProFinance Associates, Inc. identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which ProFinance Associates, Inc. claims exemption from 17 C.F.R. §240.15c3-3. ProFinance Associates, Inc. stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. ProFinance Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ProFinance Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

February 28, 2018

ProFinance
ASSOCIATES, INC.

INVESTMENT BANKERS TO SECURITY & SERVICE INDUSTRIES

MEMBER - FINRA, SIPC

2877 HISTORIC DECATUR ROAD, SUITE 200
SAN DIEGO, CA 92106

TEL (619) 450-4500
FAX (619) 450-4504

MICHAEL B. JONES

MBJONES@PROFINANCE.COM

January 29, 2018

Bryant A. Gaudette
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, ProFinance Associates, Inc.,

1. **Claims exemption 15c3-3(k)(2)(i) from 15c3-3;**
2. **We have met the identified exemption from January 1, 2017 through December 31, 2017, without exception, unless, noted in number 3, below;**
3. **We have no exceptions to report this fiscal year.**

Regards,

MB Jones

Michael B. Jones
President

1/31/2018

January 31, 2018

Bryant A. Gaudette, CPA

ProFinance Associates, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

ProFinance Associates, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2017, which were agreed to by ProFinance Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating ProFinance Associates, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. ProFinance Associates, Inc.'s management is responsible for ProFinance Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.
2. Compared audited Total Revenue for the period of January 01, 2017 through December 31, 2017 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

February 28, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

ProFinance Associates, Inc.
Reconciliation of Form X-17A-5 to Form SIPC-7T

Revenue audited:		
Total revenue	$	532,800
Interest income		0
Total revenue audited for the year ended December 31, 2017		532,800
Total revenue reported on Form SIPC-7T		532,800
(Over) Under reported		$0

See Independent Accountant's Report

ProFinance Associates, Inc.
Reconciliation of Adjustments on Form SIPC-7T

Adjustments reported on Form SIPC-7T	
No adjustment	$0
Total adjustments reported on Form SIPC-7T	0
General Ledger Comparison:	
No adjustment	0
(Over) Under reported	$0

See Independent Accountant's Report

ProFinance Associates, Inc.
Reconciliation of Calculations on Form SIPC-7T

Total revenue reported on Form SIPC-7T	$	532,800
Total adjustments reported on Form SIPC-7T		0
SIPC net operating revenues	$	532,800
General assessment @ .0015	$	799
Amount reported on Form SIPC-7T	$	799
(Over) Under reported		$0

See Independent Accountant's Report

ProFinance Associates, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017